NEWALTA
Better ways to manage waste


05008028

April 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 04 2005
WASH, D.C.
185
SECTION

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated April 18, 2005; and
2. Press Release dated April 18, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

Took Whiteley
General Counsel

:vz
Encl.

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9

TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA


SEC MAIL PROCESSING
RECEIVED
MAY 04 2005
WASH. D.C. SECTION
185

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces April Distribution

CALGARY, Alberta, Canada, April 18, 2005 – Newalta Income Fund ("Newalta") today announced that it has declared a cash distribution of 15.0 cents per trust unit for the month of April, 2005 payable on May 16, 2005 to all unitholders of record on April 29, 2005. The ex-distribution date is April 27, 2005.

Newalta's DRIP provides eligible unitholders with the opportunity to reinvest their monthly distribution to acquire additional trust units at a purchase price equal to 95% of the average market price. The deadline for completing and delivering enrollment forms to Valiant Trust Company is 3:00 pm (MST) on the business day immediately preceding the record date.

Based on the April 18, 2005 closing price of $22.23 per trust unit, the April distribution represents an annualized cash-on-cash yield of approximately 8.1%.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 42 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Announces Oilfield Acquisition

CALGARY, Alberta, Canada, April 18, 2005 - Newalta Income Fund ("Newalta") today announces that effective April 15, 2005, it has closed the acquisition of an oilfield waste facility near Plover Lake, Saskatchewan. The total investment in this facility, including additional capital in 2005, is estimated to be $4.5 million.

"We continue to pursue a number of additional acquisition candidates that can be completed at responsible prices to add new services, expand our geographic coverage and further enhance returns to our investors," said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta.

Newalta Income Fund is an open-ended trust that maximizes the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of 42 state-of-the-art facilities, Newalta delivers world-class solutions to a broad customer base of national and international corporations, in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical, and transportation services industries. With a track record of profitable growth and environmental stewardship, Newalta is focused on leveraging its position in new service sectors and geographic markets from coast to coast.

For further information, please contact:
Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com